UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934*

ZAI LAB LIMITED
(Name of Issuer)

Ordinary Shares, par value US$0.00006 per share
(Title of Class of Securities)

98887Q104**
(CUSIP Number)

February 14, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share (“ADS”). No CUSIP has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98887Q104
1.	Names of Reporting Persons QM11 Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,470,933 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,470,933 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,933 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.7% (1)
12.	Type of Reporting Person CO

(1) Calculated based upon 50,555,903 Ordinary Shares outstanding as of December 31, 2017.

CUSIP No.	98887Q104
1.	Names of Reporting Persons Qiming Venture Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,150,439 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,150,439 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,150,439 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.1% (1)
12.	Type of Reporting Person PN

(1) Calculated based upon 50,555,903 Ordinary Shares outstanding as of December 31, 2017.

CUSIP No.	98887Q104
1.	Names of Reporting Persons Qiming GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,150,439 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,150,439 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,150,439 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.1% (1)
12.	Type of Reporting Person PN

(1) Calculated based upon 50,555,903 Ordinary Shares outstanding as of December 31, 2017.

CUSIP No.	98887Q104
1.	Names of Reporting Persons Qiming Managing Directors Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 320,494 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 320,494 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 320,494 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 1% (1)
12.	Type of Reporting Person PN

(1) Calculated based upon 50,555,903 Ordinary Shares outstanding as of December 31, 2017.

CUSIP No.	98887Q104
1.	Names of Reporting Persons Qiming Corporate GP IV, Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,470,933 Ordinary Shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,470,933 Ordinary Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,933 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.7% (1)
12.	Type of Reporting Person CO

(1) Calculated based upon 50,555,903 Ordinary Shares outstanding as of December 31, 2017.

Item 1(a).  Name of Issuer.

The name of the Issuer is Zai Lab Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands.

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive office is located at 4560 Jinke Road, Bldg.1, 4F, Pudong, Shanghai, China 201210.

Item 2(a).  Name of Persons Filing.

1.	QM11 Limited, a company incorporated under the laws of Hong Kong, holds 10,470,933 Ordinary Shares.
2.	Qiming Venture Partners IV, L.P., a Cayman Islands exempted limited partnership, holds approximately 96.94% of the equity interest of QM11 Limited.
3.	Qiming Managing Directors Fund IV, L.P., a Cayman Islands exempted limited partnership, holds approximately 3.06% of the equity interest of QM 11 Limited.
4.	Qiming GP IV, L.P., a Cayman Islands exempted limited partnership, is the general partner of Qiming Venture Partners IV, L.P.
5.

Qiming Corporate GP IV, Ltd, a company incorporated under the laws of the Cayman Islands, is the general partner of Qiming Managing Directors Fund IV, L.P. and Qiming GP IV, L.P.

Each party listed above is collectively being referred to herein as the “Reporting Persons.”

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Ordinary Shares or ADSs of the Company for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, except to the extent of its or his pecuniary interest therein.

Item 2(b).  Address of Principal Business Office or, If None, Residence.

The principal business office of QM11 Limited is Unit 1904, 19th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

The principal business office of Qiming Venture Partners IV, L.P. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.

The principal business office of Qiming Managing Directors Fund IV, L.P. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.

The principal business office of Qiming GP IV. L.P. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.

The principal business office of Qiming Corporate GP IV, Ltd. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.

Item 2(c).  Citizenship.

See item 2(a).

Item 2(d).  Title of Class of Securities.

Ordinary shares, par value US$0.00006 per share (“Ordinary Shares”)

Item 2(e).  CUSIP Number.

98887Q104

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

Not Applicable.

Item 4.  Ownership.

The information for each Reporting Person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

QM11 Limited

By:	/s/ Grace Lee
Name: Grace Lee
Title: Director

Qiming Venture Partners IV, L.P. By: Qiming GP IV, L.P. its General Partner By: Qiming Corporate GP IV, Ltd General Partner of Qiming GP IV, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund IV, L.P. By: Qiming Corporate GP IV, Ltd its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP IV, L.P. By: Qiming Corporate GP IV, Ltd, its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Corporate GP IV, Ltd

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit 99.1: Joint Filing Agreement, dated February 14, 2018, by and among the Reporting Persons.

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing, on behalf of each of them, of a statement on Schedule 13G (including amendments thereto) with respect to ordinary shares, par value US$0.00006 per share of Zai Lab Limited, a Cayman Islands exempted company; and (ii) that this joint filing agreement may be included as an Exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

[Signature Pages Follow]

Dated: February 14, 2018

QM11 Limited

By:	/s/ Grace Lee
Name: Grace Lee
Title: Director

Qiming Venture Partners IV, L.P. By: Qiming GP IV, L.P. its General Partner By: Qiming Corporate GP IV, Ltd General Partner of Qiming GP IV, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund IV, L.P. By: Qiming Corporate GP IV, Ltd its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP IV, L.P. By: Qiming Corporate GP IV, Ltd, its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Corporate GP IV, Ltd

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory